Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Zebra Technologies Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-59733, 33-4706, 33-72774, 333-63009 and 333-84512) on Form S-8 of our report dated May 31, 2004 relating to the statements of net assets available for benefits of Zebra Technologies Corporation Profit Sharing and Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule, which report appears in the December 31, 2003 Annual Report on Form 11-K of Zebra Technologies Corporation Profit Sharing and Savings Plan.

/s/ KPMG LLP

Chicago, Illinois
June 28, 2004